

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Peter Fante, Esq.
Chief Legal Officer
Verint Systems Inc.
330 South Service Road
Melville, NY 11747

Re: **Verint Systems Inc.**
       Registration Statement on Form S-1
       Filed August 24, 2010
       File No. 333-169025

Dear Mr. Fante:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Given that there is a single selling shareholder, please revise the cover page to indicate that your parent company, Comverse Technology, Inc., is the sole selling shareholder and disclose its percentage of ownership.

Inside Cover Page

2. We note your disclosure in the second paragraph following the table of contents in which you state that while you believe that each source on which your industry and market data is based is reliable, your beliefs and estimates based on such data may not be reliable. Please revise your disclosure to remove any implication that potential investors cannot rely on the data.

Prospectus Summary, page 1

3. Please include in this section a brief discussion of your status as a "controlled company" within the meaning of the Nasdaq listing rules and the ramifications of your reliance on the exemptions provided by this rule. In addition, it appears that risk factor disclosure is warranted.

Summary Consolidated Financial Information

Non-GAAP Operating income, pages 8 and 9

4. Please describe the nature of the item that is considered "backlog" within the line-item amortization and impairment of acquired technology and backlog. We note references here and throughout your filing, however, no intangible asset is identified within your Footnote 5- Intangible Assets and Goodwill. Please advise as to the nature of this item and revise your disclosures, if necessary.

Risk Factors

"We have identified material weaknesses in our internal control over financial reporting…," page 11

5. You state here that the effectiveness of certain of your remedial measures cannot be determined at this time. We note a similar statement in the risk factor relating to your regular financial statement preparation and reporting processes on page 12 indicating that you cannot assure readers that the material weaknesses identified by you have been fully remediated. Please revise your disclosure to include a clear statement as to whether you believe you have remediated one or more of the material weaknesses you have identified related to monitoring, financial reporting, revenue and cost of revenue, and income taxes. If you are unable to conclude that any of these matters has been remediated, please include a clear statement to this effect.

6. In addition, please include here, or in an appropriate location of the prospectus with a cross-reference to that section, a discussion of the remedial measures taken to date to address the material weaknesses you have identified. To the extent known, please include a timeline regarding when you expect to fully remedy the material weaknesses and the costs, if material, associated with the remedial measures.

"We are dependent on contracts with governments around the world…," page 22

7. Please quantify the portion of your revenues that is dependent on government contracts. In addition, it appears that your discussion of your dependence on government contracts, which expose you to compliance obligations unique to government contracting, should be addressed separately from the risks arising from the consent judgment entered into with

the Commission, which relates to disclosure requirements that may affect your ability to secure new contracts and retain existing ones.

"The rights of the holders of shares of our common stock are subject to, and may be adversely affected by, the rights of holders of the preferred stock…," page 27

8. Please expand this risk factor and, as applicable, your risk factor on page 31 to reflect your plan to be voted upon in early October to issue upwards of 10 million shares of common stock upon conversion of your Series A Convertible Preferred Stock issued to Comverse Technology, Inc.

Cautionary Note on Forward-Looking Statements, page 32

9. We note your reference to the Private Securities Litigation Reform Act of 1995 in connection with forward-looking statements. Note that the statutory safe harbor does not apply to forward looking statements by issuers that have been enjoined from violating the antifraud provisions of the securities laws. Please advise as to your belief that you may rely on this safe harbor. Alternatively, revise to delete all references to the Private Securities Litigation Reform Act of 1995 or explain with every reference to the Act that the company is ineligible to rely on the Act's safe harbor provisions. Please refer to paragraph (b)(1)(A)(ii) of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impact of Our VSOE/Revenue Recognition Policies on Our Results of Operations

Communications Intelligence Segment, page 49

10. With regard to arrangements for which you have deferred both revenue and cost of sales, tell us whether you have any arrangements for which deferred costs exceed deferred revenue. Further, tell us whether these arrangements are subject to customer cancellation and whether, and to what extent, you are entitled to recovery of upfront arrangement costs.

Liquidity and Capital Resources

Net Cash Provided by (Used in) Operating Activities, page 71

11. Your disclosure appears to merely recite changes and other information evident from the financial statements. Consider revising your disclosure to focus on the primary drivers (e.g., quantify the amounts of cash receipts from customers, amounts of cash payments to employees, etc.) and other material factors necessary to an understanding of your cash flows. In addition, consider disclosing the impact of having negative working capital will

have on the ability of your operations to be a provider of cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

12. We note you disclosed that your Term Loan facility is subject to one financial covenant. Disclose that you were in compliance with this covenant and indicate whether you expect to continue to be in compliance. Consider including a discussion of the "margin" or cushion between the actual ratio and covenant ratio. That is, consider disclosing the amount of reduction of operating results that would cause the company to fail its covenant ratio. In addition, consider disclosing the triggers or cash flow levels (i.e., excess cash flows) that cause a mandatory prepayment and explain how these payments might impact your liquidity.

Business, page 82

13. Please describe in quantitative terms the portion of your business that may be subject to renegotiation of profits or termination at the election of the government, if material. Refer to Item 101(c)(1)(ix) of Regulation S-K.

Properties, page 95

14. It appears that you have several material leases relating to your business operations, including the headquarters facility in Melville, New York and your manufacturing and assembly facilities in Herzliya, Israel, and Laval, Quebec. Please tell us how you determined that these or other of your significant leases do not constitute material agreements required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Executive and Director Compensation

Compensation Discussion and Analysis

Process Overview and Guidelines, page 111

15. We note your statement that the compensation committee considers elements of compensation individually and in the aggregate. We further note that the stock option committee is solely responsible for making final decisions on equity compensation. Given the independent roles of the two committees, please explain further how decisions by one committee impact decisions by the other committee and the extent to which the committees work together in making compensation determinations. Refer to Item 402(b)(1)(vi) of Regulation S-K.

16. Please expand your disclosure to address more specifically the role of the chief executive officer in determining executive compensation. We note your statement that he "provides input" to the compensation committee on each proposed executive officer compensation package.

17. You state that the compensation committee engages from time to time a nationally recognized independent compensation consultant; however, it is unclear from your disclosure whether the compensation committee engaged a compensation consultant for the fiscal year ended January 31, 2010. Please revise your disclosure to clarify this. If a compensation consultant was used for this period, please identify the consultant.

Annual Bonuses for the Year Ended January 31, 2010, page 115

18. It appears you have omitted information regarding the description of Mr. Sperling's Bonus Plan relating to the management business objectives (MBO). Please advise or revise.

19. We note that you have not included a discussion of the MBOs for each of the named executive officers, though up to 10% of the payout amount for each officer is based on achievement of the MBOs. Given that the bonus payouts can be materially increased based on achievement of the MBOs, please tell us what consideration you gave to including a discussion of the individual MBOs for each named executive officer.

Information Incorporated by Reference, page 160

20. Please ensure that you update to incorporate by reference the Form 10-Q filed for the quarterly period ended July 31, 2010, your proxy statement and any other reports filed pursuant to Section 13(a) of 15(d) of the Exchange Act prior to effectiveness. See Item 12(a) to Form S-1.

Financial Statements

General

21. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Cost of Revenues, page F-14

22. Explain why you believe that your policy election to defer certain costs of revenue is proper and that these costs are realizable. Cite the accounting literature that supports your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at 202-551-3443 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng, Special Counsel at 202-551-3457 or me at 202-551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 755-7306
        Randi C. Lesnick, Esq.
        Jones Day